Exhibit 4.9

PENGROWTH ENERGY TRUST

RECONCILIATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF PENGROWTH
ENERGY TRUST FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 TO UNITED
STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The financial statements included in Pengrowth Energy Trust’s 2002 Annual Report have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which in most respects conforms to generally accepted accounting principles in the United States (“U.S. GAAP”).

        The significant differences between those principles as they apply to Pengrowth Energy Trust (“Pengrowth”) are as follows:

(a)	As required annually under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at 10 percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. Under Canadian GAAP, the “ceiling test” was calculated without application of a discount factor. At December 31, 1998 and 1997 the application of the full cost ceiling test under U.S. GAAP resulted in a write-down of capitalized costs of $328.6 million and $49.8 million, respectively. At September 30, 2003 and December 31, 2002, the application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs.

Where the amount of a ceiling test writedown under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion, depreciation, and amortization will differ in subsequent years.

(b)	Under U.S. GAAP, interest and other income would not be included as a component of Net Revenue.

(c)	Effective January 1, 2003, Pengrowth prospectively adopted the Canadian and U.S. standards relating to recognizing compensation expense associated with unit based compensation plans. Compensation expense of $39,000 and $105,000 has been recognized for the three months and nine months ended September 30, 2003, respectively.

The fair value of the rights incentive options granted on or after January 1, 2003 was estimated as 15% of the exercise price at the date of grant using a modified Black-Scholes option pricing model with the following assumptions: risk-free rate of 3.9 percent, volatility of 22 percent, expected life of five years and adjustments for the estimated distributions and reductions in the exercise price over the life of the right incentive option.

(d)	Marketable securities held by Pengrowth are classified as available-for-sale in accordance with the definitions of Statement of Financial Accounting Standards (“SFAS”) 115. Under provisions of this Statement, available-for-sale securities are reported at fair value, with unrealized holding gains and losses included in comprehensive income and reported as a separate component of unitholders’ equity until realized.

(e)	SFAS 130 requires the reporting of comprehensive income in addition to net earnings. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.

(f)	Under U.S. GAAP Pengrowth is required to disclose the estimated fair value of its guarantee under the employee Trust Unit Margin Plan. The maximum amount of the guarantee at September 30, 2003 was $6,358,248, the fair value of which is estimated to be a nominal amount.

(g)	In 2003, Pengrowth adopted SFAS 143, “Accounting for Asset Retirement Obligations”, which requires the fair value of a liability for an asset retirement obligation to be recorded in the period in which it is incurred and a corresponding increase in the carrying amount of the related long term asset. The change was effective January 1, 2003 and the related cumulative adjustment to net income was an increase of $19,225,000 or $0.17 per unit basic and diluted. The change resulted in an increase in property, plant and equipment of $48,379,000 and an increase in the asset retirement obligations of $29,154,000 at January 1, 2003. There was no impact on Pengrowth’s cash flow as a result of adopting SFAS 143.

        The following provides a roll forward of the asset retirement obligations:

Asset retirement obligations, January 1, 2003	$73,493
Increase in liabilities in the period	3,589
Accretion expense	4,473
Liabilities settled in the period	(1,615)

Asset retirement obligations, September 30, 2003	$79,940

        The following shows the effect of the change in accounting policy in the U.S. GAAP financial statements for the following periods:

	Three months ended	Nine months ended
	September 30, 2002	September 30, 2002

As reported:
Net income under U.S. GAAP	$19,564	$45,734
Net income under U.S. GAAP
Per unit:
Basic	$0.22	$0.53
Diluted	$0.22	$0.53

Pro forma amounts assumed SFAS was applied retroactively:
Net income under U.S. GAAP	$21,078	$50,273
Net income under U.S. GAAP
per unit:
Basic	$0.23	$0.59
Diluted	$0.23	$0.59

ARO beginning of period	$43,647	$42,123
ARO end of period	$44,169	$44,169

Prior to January 1, 2003, U.S. GAAP required the provision for abandonment costs to be recorded as a reduction of capital assets.

(h)	SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” establishes accounting and reporting standards for derivative instruments and for hedging activities. This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity’s approach to managing risk.

As at September 30, 2003, $8,456,000 has been recorded as an asset in respect of the fair value of crude oil hedges outstanding at period end with a corresponding change in accumulated other comprehensive income. Of the asset, $6,055,000 has been classified as current and $2,401,000 has been classified as long term. As at September 30, 2003, $7,962,000 has been recorded as a liability in respect of the fair value of natural gas hedges outstanding at period end with a corresponding change in accumulated other comprehensive income. Of the liability, $6,045,000 has been classified as current and $1,917,000 has been classified as long term. As at September 30, 2002, $12,445,000 has been recorded as a liability in respect of the fair value of crude oil and natural gas hedges outstanding at period end with a corresponding change in accumulated other comprehensive income. Of the liability, $7,691,000 has been classified as current and $4,754,000 has been classified as long term.

As at September 30, 2003, $555,000 has been recorded as a current asset in respect of the ineffective portion of crude oil and natural gas hedges outstanding at period end, with a corresponding change to net income. As at September 30, 2002, $51,000 has been recorded as a current liability in respect of the ineffective portion of the crude oil and natural gas hedges outstanding at period end, with a corresponding change to net income.

As at September 30, 2003, $2,097,000 has been recorded as an asset in respect of the fair value of the foreign exchange swap outstanding at period end with a corresponding change in accumulated other comprehensive income. Of this asset, $1,696,000 has been classified as current and $401,000 has been classified as long term. As at September 30, 2002, $938,000 has been recorded as a liability in respect of the fair value of a foreign exchange swap outstanding at period end with a corresponding change in accumulated other comprehensive income. Of the liability, $301,000 has been classified as current and $637,000 has been classified as long term.

During the second and third quarter of 2003, Pengrowth terminated interest rate swaps at a total cost including accrued interest of $2,229,000. The cost has been recorded as an expense under Canadian GAAP. The unrealized hedging loss recorded in other comprehensive income related to interest rate swaps as at December 31, 2002 was $2,116,000.

(i)	In 2003, the Financial Accounting Standards Board (“FASB”) issued FIN 46 (Revised) “Consolidation of certain entities that are controlled through financial interests that indicate control (referred to as “variable interests”). Variable interests are the rights or obligations that convey economic gains or losses from changes in the values of an entity’s assets or liabilities. The holder of the majority of an entity’s variable interests will be required to consolidate the variable interest entity. Adopting the provisions of FIN 46 (Revised) had no impact on the U.S. GAAP financial statements.

In 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because the financial instrument embodies an obligation of the issuer. Many of those instruments were previously classified as equity. Adopting the provisions of SFAS No. 150 had no impact on the U.S. GAAP financial statements.

Consolidated Statements of Income

     The application of U.S. GAAP would have the following effect on net income as reported: Stated in thousands of Canadian Dollars, except per unit amounts

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2003	2002	2003

Net income, as reported	$12,497	$33,025	$26,543	$146,510
Adjustments:
Depletion and depreciation (a)	6,406	6,673	19,242	19,975
Effect of adopting asset retirement obligations under U.S. GAAP (g)	—	1,822	—	5,537
Compensation expense (c)	—	(39)	—	(105)
Unrealized gain (loss) on ineffective portion of oil and gas hedges (h)	661	12	(51)	1,515

Net income before cumulative effect of change in accounting policy under U.S.GAAP	$19,564	$41,493	$45,734	$173,432

Cumulative effect of change in accounting policy (g)	—	—	—	19,225

Net income — U.S. GAAP	$19,564	$41,493	$45,734	$192,657

Other comprehensive income:
Realized loss on available for sale securities (d)(e)	—	—	—	(271)
Unrealized gain (loss) on available for sale securities (d)(e)	(439)	—	195	—
Realized gain on settlement of interest rate swaps (e)(h)	—	908	—	2,116
Unrealized loss on interest rate swaps (e)(h)	(1,888)	—	(1,247)	—
Unrealized hedging gains (losses) (e)(h)	(5,481)	5,019	(15,905)	21,300

Comprehensive income — U.S. GAAP	$11,756	$47,420	$28,777	$215,802

Net income before cumulative effect of change in accounting policy under U.S. GAAP per unit:
Basic	$0.22	$0.35	$0.53	$1.52
Diluted	$0.22	$0.35	$0.53	$1.52

Net income — U.S. GAAP
Basic	$0.22	$0.35	$0.53	$1.69
Diluted	$0.22	$0.35	$0.53	$1.69

Consolidated Balance Sheets

     The application of U.S. GAAP would have the following effect on the Balance Sheets as reported: Stated in thousands of Canadian Dollars

	As	Increase
December 31, 2002	Reported	(Decrease)	U.S. GAAP

Assets:
Marketable securities (d)	$1,906	$271	$2,177
Capital assets (a)	1,444,668	(314,280)	1,130,388

		$(314,009)

Liabilities:
Accounts payable and accrued liabilities (h)	$43,092	$960	$44,052
Current portion of unrealized hedging loss (h)	—	14,462	14,462
Long term portion of unrealized hedging loss (h)	—	6,363	6,363
Provision for abandonment costs (g)	44,339	(44,339)	—

Unitholders’ equity:
Other comprehensive income (e)(h)	—	(20,554)	(20,554)
Trust Unitholders’ Equity (a)	1,053,939	(270,901)	783,038

		$(314,009)

	As	Increase
September 30, 2003 (unaudited)	Reported	(Decrease)	U.S. GAAP

Assets:
Accounts receivable (h)	$39,613	$555	$40,168
Current portion of unrealized hedging gain (h)	—	7,751	7,751
Long term portion of unrealized hedging gain (h)	—	2,802	2,802
Capital assets (a)(g)	1,419,193	(201,758)	1,217,435

		$(190,650)

Liabilities:
Current portion of unrealized hedging loss (h)	$—	$6,045	$6,045
Long term portion of unrealized hedging loss (h)	—	1,917	1,917
Asset retirement obligations (g)	56,494	23,446	79,940

Unitholders’ equity:
Other comprehensive income (e)(h)	—	2,591	2,591
Trust Unitholders’ Equity (a)(c)	1,126,721	(224,649)	902,072

		$(190,650)

Additional disclosures required under U.S. GAAP

     The components of accounts receivable are as follows:

     Stated in thousands of Canadian Dollars

	December 31,	September 30,
	2002	2003

		(unaudited)
Trade	$35,148	$28,456
Prepaids	5,084	10,669
Other	1,194	1,043

	$41,426	$40,168

     The components of accounts payable and accrued liabilities are as follows:

	December 31,	September 30,
	2002	2003

		(unaudited)
Accounts payable	$29,806	$22,259
Accrued liabilities	14,246	13,404

	$44,052	$35,663